Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Three Months Ended March 31, 2007

(millions of dollars)
Earnings, as defined:
Net income	$150
Income taxes	6
Fixed charges included in the determination of net income, as below	185
Amortization of capitalized interest	3
Distributed income of equity method investees	85
Less: Equity in earnings of equity method investees	10

Total earnings, as defined	$419

Fixed charges, as defined:
Interest charges	$180
Rental interest factor	5

Fixed charges included in the determination of net income	185
Capitalized interest	11

Total fixed charges, as defined	$196

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	2.14

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.